        EXHIBIT 18
Preferability Letter
Board of Directors of Zions Bancorporation, National Association
One South Main Street, Suite 1700
Salt Lake City, UT 84133
Ladies and Gentlemen:
Note 1 and Note 4 of the Notes to the consolidated financial statements of Zions Bancorporation, National Association and Subsidiaries (the “Bank”), included in its Form 10-Q for the three-month period ended March 31, 2026, describe a change in the method of accounting from a gross basis of presentation to a net basis, for presenting qualifying derivative assets and liabilities, as well as the related fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable), for instruments executed with the same counterparty where a right of setoff exists. There are no authoritative criteria for determining a preferable method of presenting derivatives on the balance sheet on a gross or net basis based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of any financial statements of the Bank as of any date or for any period subsequent to December 31, 2025, and therefore we do not express any opinion on any financial statements of the Bank subsequent to that date.
Very truly yours,

/s/ Ernst & Young LLP
Salt Lake City, Utah
May 7, 2026